Filed by: Fortis Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ITC Holdings Corporation

SEC Correspondence File Number: 001-32576

FOR IMMEDIATE RELEASE:

St. John’s, NL (July 11, 2016)

FORTIS INC. ANNOUNCES COMPLETION OF CFIUS REVIEW
OF ITC ACQUISITION

Fortis Inc. (“Fortis”) (TSX:FTS) has been advised that the Committee on Foreign Investment in the United States (“CFIUS”) has completed its review of Fortis’ proposed acquisition of ITC Holdings Corp. (“ITC”) (NYSE:ITC). In correspondence dated July 8, 2016, CFIUS confirmed that there are no unresolved national security concerns with respect to the transaction and that the action under Section 721 of the Defense Protection Act of 1950, as amended, is concluded with respect of this transaction.

Completion of the proposed merger is subject to the following remaining processes: Federal Energy Regulatory Commission approval; United States Federal Trade Commission/ Department of Justice approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; approvals from various State regulatory commissions; and the satisfaction of other customary closing conditions.

Both Fortis and ITC have received shareholder approval to proceed with the transaction. The completion of the CFIUS review is another important step in the process.  The transaction is expected to close by the end of this year.

About Fortis

Fortis is a leader in the North American electric and gas utility business, with total assets of approximately CAD$28 billion and fiscal 2015 revenue of CAD$6.7 billion. The Corporation’s asset mix is approximately 96% regulated (70% electric, 26% gas), with the remaining 4% comprised of non-regulated energy infrastructure. The Corporation’s regulated utilities serve more than 3 million customers across Canada, the United States and the Caribbean.

Fortis shares are listed on the TSX and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

About ITC

ITC is the largest independent electric transmission company in the United States. Based in Novi, Michigan, ITC invests in the electric transmission grid to improve reliability, expand access to markets, allow new generating resources to interconnect to its transmission systems and lower the overall cost of delivered energy. Through its regulated operating subsidiaries ITCTransmission, Michigan Electric Transmission Company, ITC Midwest and ITC Great Plains, ITC owns and operates high-voltage transmission facilities in Michigan, Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma, serving a combined peak load exceeding 26,000 megawatts along approximately 15,700 circuit miles of transmission line. ITC’s grid development focus includes growth through regulated infrastructure investment as well as domestic and international expansion through merchant and other commercial development opportunities. Additional information can be accessed at www.itc-holdings.com or www.sec.gov.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities laws including the Private Securities Litigation Reform Act of 1995. Forward-looking statements included in this news release reflect expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “target”, “will”, “would” and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking statements, which include, without limitation, those statements related to the expected timing of the acquisition, and the satisfaction of the conditions precedent to the closing of the acquisition of ITC, including regulatory and governmental approvals. These statements reflect the current beliefs and are based on information currently available to Fortis’ management.

Forward-looking statements involve significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking statements. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking statements. Such risk factors or assumptions include, but are not limited to, the risks and uncertainties disclosed in Fortis’ filings with the Canadian securities regulators and the Securities and Exchange Commission, risks relating to failure to complete the acquisition and the timing thereof, the risk that conditions to the acquisition may not be satisfied, and risks relating to the potential decline in the Fortis share price negatively impacting the value of the consideration offered to ITC shareholders. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and with the Securities and Exchange Commission. Fortis disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

Fortis filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 including a proxy statement of ITC and a prospectus of Fortis, and other documents in connection with the acquisition by Fortis of ITC, which was declared effective by the SEC on May 16, 2016. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other document that Fortis and/or ITC has filed or may file with the SEC in connection with the acquisition. INVESTORS AND SECURITY HOLDERS OF FORTIS AND ITC ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER FILINGS THAT MAY BE MADE WITH THE SEC IN CONNECTION WITH THE ACQUISITION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE ACQUISITION. The registration statement and proxy statement/prospectus containing the definitive proxy statement/prospectus and other documents filed by Fortis and/or ITC with the SEC are available free of charge at the SEC’s website at www.sec.gov, on Fortis’ website at www.fortisinc.com or by contacting Fortis’ Investor Relations department. Copies of the document filed with the SEC by ITC can also be obtained free of charge from ITC upon written request to ITC at ITC, Investor Relations, 27175 Energy Way, Novi, MI 48377. You may also read and copy any reports, statements and other information filed by Fortis and ITC with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Fortis Inc.
Investor Enquiries:
Ms. Janet Craig
Vice President, Investor Relations
Fortis Inc.
709.737.2863

Media Enquiries:
Ms. Karen McCarthy
Director, Communications and Corporate Affairs
Fortis Inc.
709.737.5323

ITC Holdings Corp.
Investor Inquiries:
Ms. Stephanie Amaimo
Director, Investor Relations
ITC Holdings Corp.
248.946.3572

Media Inquiries:
Mr. Whit Clay
Managing Director
Sloane & Company
212.446.1864